Filed Pursuant to Rule 433

Registration Statement No. 333-229539

November 18, 2020

Final Term Sheet

$600,000,000 0.600% Notes due 2023

Issuer:	Stryker Corporation

Security Type:	0.600% Notes due 2023

Principal Amount:	$600,000,000

Maturity Date:	December 1, 2023

Interest Payment Dates:	Each June 1 and December 1, commencing June 1, 2021

Coupon (Interest Rate):	0.600% per year

Price to Public:	99.913% of the Principal Amount

Benchmark Treasury:	0.250% due November 15, 2023

Spread to Benchmark Treasury:	T+40 bps

Benchmark Treasury Yield:	0.229%

Yield to Maturity:	0.629%

Optional Redemption Provisions:

Make-Whole Call:	Prior to December 1, 2021, T + 10 bps

Par Call:	On or after December 1, 2021, at par

CUSIP / ISIN:	863667 BB6 / US863667BB68

Expected Ratings*:	Baa1 (negative) (Moody’s) / A- (negative) (Standard & Poor’s)

Trade Date:	November 18, 2020

Settlement Date**:	November 23, 2020 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. Wells Fargo Securities, LLC

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security. No report of any rating agency is being incorporated by reference herein.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.